HyreCar Inc.

355 South Grand Avenue, Suite 1650

Los Angeles, California 90071

July 16, 2019

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: J. Nolan McWilliams

Anne Nguyen Parker

Re:	HyreCar Inc.
Registration Statement on Form S-1
File No. 333-232676

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), HyreCar Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Standard Time, on Thursday, July 18, 2019, or as soon thereafter as possible.

Please notify Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3031 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

HYRECAR INC.

By:	/s/ Joseph Furnari
Name:	Joseph Furnari
Title:	Chief Executive Officer